SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Date: May 4th 2005

ON TRACK INNOVATIONS LTD.

You are hereby invited to an Annual General Meeting (the “Meeting”) of On Track Innovations Ltd.‘s (the “Company”) shareholders to be held on May 27, 2005, 08:00 AM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.	To present the Financial Statements of the Company for the fiscal year ended December 31, 2004.

2.	To appoint Somekh Chaikin (member of KPMG International) as the Company’s independent auditors for the fiscal year ended December 31, 2005, and to authorize the Company’s Board of Directors to determine the auditors’ remuneration terms.

3.	To amend the Company’s Articles of Association by replacing Articles 72 and 74.1 of the Company’s Articles of Association in their entirety with the following:

“72.	Subject to the Statutes, the Board shall not consist at any time of more than nine (9) members, of which a majority shall be non-executive directors. The Directors shall be appointed, removed or replaced by a majority vote of the Shareholders of the Company present (in person or by proxy) in the General Meeting of the Company. Subject to the Statutes and Article 74 and except for the Founders (that subject to Articles 74.2 – 74.6 are appointed for an unlimited duration), each Director shall hold office until the first General Meeting of the Company to be held following termination of the thirty six (36) month period commencing on such Director’s appointment. Without derogation from the above the Founders may not be replaced or removed unless by an affirmative vote of 75% (seventy five percent) of the Company’s shareholders entitled to vote and voting in person or by proxy, at a General Meeting of which notice was duly given. Subject to the Statutes, a Director may be elected for consecutive terms. In this Article, the term Founders shall mean Oded Bashan and Ronnie Gilboa.”

“74.1	Unless otherwise stated in Article 72 above, in the first General Meeting following 36 months from his appointment, unless he is re-elected in such meeting.”

4.	Subject to the approval of the amendment to the Company’s Articles of Association as specified in Section 3 above, to appoint Mr. Shlomo Tussia-Cohen as an External Director in the Board of Directors of the Company. Mr. Tussia Cohen’s CV is excluded to this invitation.

5.	Subject to the approval of the amendment to the Company’s Articles of Association as specified in Section 3 above, to appoint Mr. Ohad Bashan as a member of the Board of Directors of the Company. Mr. Bashan is the Company’s VP Global Marketing and is the son of the Company’s CEO and Chairman, Mr. Oded Bashan.

6.	To initiate the process of de-listing the Company’s shares listed on the Deutche Borse, to direct and authorize the Company to take all necessary actions in order to de-list the Company from the Deutche Borse and to authorize Oded Bashan to sign on behalf of the Company all agreements, certificates and other documents, reasonably required in order to approve the de-listing.

7.	Subject to the restructuring of the Company’s affiliate in South-Africa, OTI Africa Ltd. (“OTI Africa”), and the conversion of share/options of the employees of OTI Africa into the Company’s options, to approve, in accordance with the provisions of the Companies Law, the grant of 30,286 options at an exercise price of par value, immediately vested, to Mr. Oded Bashan, the Companies CEO as the Chairman of the Board of Director of OTI Africa in exchange to Mr. Bashan’s options at OTI Africa, in accordance with the Company’s Board of Directors’ and Audit Committee’s resolutions dated November 26th, 2004.

8.	To approve, in accordance with the provisions of the Companies Law, the change in the monthly salary of the Company’s CEO and Chairman of the Board of Directors, Mr. Oded Bashan due to his employment agreement, as was approved on the Company’s Board of Directors’ resolution and Audit Committee’s resolution dated April 25th, 2005 as follows:

a.	Mr. Bashan’s monthly salary shall be in the sum of USD 18,000.
b.	The remaining terms and condition of Mr. Bashan’s employment agreement with the Company shall remain unchanged.

9.	To ratify in accordance with the provisions of the Companies Law, the grant of 1,822 options to certain members of the Company’s management, at an exercise price of par value immediately vested, and to ratify the grant of 132,000 options to certain members of the Company’s management, at an exercise price equal to the Company’s closing price on the date of grant, of 8.10$ per share underlying such option, pursuant to the vesting schedule as was ratified on the Company’s Board of Directors’ resolution and Audit Committee’s resolution dated March 25th, 2005.

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The votes include 8,932,691 ordinary shares constituting more than one third of all the votes of the shareholders, who are not controlling shareholders in the company or their representatives, and who are present at this meeting.

Only shareholders of record at the closing of the trading day of May 1st, 2005 (the “Record Date”) are entitled to attend and vote at the Meeting. A shareholder whose shares are registered in his or her favor with a member of a Stock Exchange and such Shares are included in the Shares which are registered in the Register of Shareholders of the Company under the name of such member of a Stock Exchange, shall be required to prove its ownership of the Shares as of the Record Date, by providing the Company at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a Stock Exchange. As of the Record Date 8,932,691 ordinary shares are outstanding and eligible for voting at the Meeting.

Under the Articles of Association of the Company (the “Articles”), no business shall be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 33 1/3% of the issued and outstanding ordinary shares of the Company (a “Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at the address set herein below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Copies of the suggested resolutions, are available for inspection at the Company’s offices in Z.H.R Industrial Zone Rosh-Pina, Israel, 12000 (tel. 972-4-6868000) between the hours 9:00-12:00 am as well as the offices of the Paying and Depository Agent, Dresdner Bank Dresdner Bank AG, Corporates & Markets CMEG, Corporate Finance Services THA 44, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany and the offices of the Company’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl. – 8th Floor, New York, NY 10004, USA, att: Gail Schweda.

By order of the board of directors:

__________________
On Track Innovations Ltd.

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Ownership Certificate

Company's name: On Track Innovations Ltd.
Company's Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)
(1) Name of shareholder ______________
(2) I.D. No. __________________

If shareholder does not hold an Israeli I.D. -
Passport No. ______________      Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation -
Registration No. ___________      Country of incorporation _____________

(3) Record Date for which this certificate is granted __________

Details of the Shares:
(1) Name of the security – Ordinary Share;
      Par value – N.I.S 0.1 ;
      ISIN code – IL 009248951
(2) No. of Shares – _________
(3) Type of Shares: Ordinary

Signature of Stock Exchange member ____________     Date: ______________

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On Track Innovations Ltd.

Proxy

Date: __________

I, the undersigned, _________________, a shareholder of On Track Innovations Ltd. (the “Company”), and entitled to _______ votes at the Annual General Meeting of the shareholders of the Company (the “Meeting”), hereby appoint Oded Bashan, and in his absence, Ronnie Gilboa, to vote for me and on my behalf at the Meeting to be held on the ___ day of ____, 2005 and at every adjournment thereof.

As Witness my hand this _____ day of _______ 2005.

—————————————— Signature

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 5th, 2005